EXHIBIT 4.16

[Translation]

** This exhibit contains confidential material which has been omitted pursuant to a Confidential Treatment Request. The omitted information has been filed separately with the Securities and Exchange Commission.

Outsourcing and Fee Agreement Amendment

Introduction

This agreement (“Agreement”) is made between Crayfish Co., Ltd. (“Crayfish”) and Global Media Online (“GMO”) (the “Parties”) and amends, as applicable, the Outsourcing Fees agreement (“Outsourcing Fee Agreement”) between the Parties dated September 30, 2002, which is based on the Outsourcing Agreement between the Parties (“Outsourcing Agreement”) dated September 30, 2002. The Parties hereby agree as follows:

Paragraph 1.   Purpose

The purpose of this Agreement is to amend the Price Per Subscriber shown in Paragraph 3 of the Outsourcing Fee Agreement in accordance with **.

Paragraph 2.   Amendments

1.	The revised Price Per Subscriber (“Revised Price Per Subscriber”) shown in Paragraph 3 of the Outsourcing Fee Agreement shall be **.

2.	The Revised Price Per Subscriber shall become effective on November 1, 2002.

Paragraph 3.   Others

Terms not defined herein shall have the meanings as set forth in the Outsourcing Agreement.

IN WITNESS WHEREOF, each of party shall execute the Agreement and both Crayfish and GMO shall keep the original.

Date: November 1, 2002

Crayfish Co., Ltd.
Toshima-ku Ikebukuro 2-2-1 Tokyo
/s/ Kazuhiko Muraki sealed by stamp
Kazuhiko Muraki
President and Representative Director

Global Media Online Inc.
Sakuragaoka-cho, Shibuya-ku 26-1, Tokyo
/s/ Masatoshi Kumagai sealed by stamp
Masatoshi Kumagai
President and Representative Director